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                            FREDRIKSON & BYRON, P.A.
                            1100 International Centre
                             900 Second Avenue South
                           Minneapolis, MN 55402-3397


April 30, 2001


Ms. Sonja Lee
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Re: Withdrawal of Registration Statement on Form S-4 of Northern Star Financial, Inc. (File No. 333-36852)

Dear Ms. Lee:

We represent Northern Star Financial, Inc. (the "Company"). The Company requests to withdraw its Form S-4 Registration Statement which was filed on May 12, 2000. No securities of the Company have been offered or sold pursuant to this Registration Statement and the Company has terminated discussions with regard to the merger contemplated by this Registration Statement.

Sincerely,

/s/ Daniel A. Yarano

Daniel A. Yarano

DAY/pt